Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 14, 2006

VIA FEDERAL EXPRESS AND EDGAR

Ms. Michele Anderson
Legal Branch Chief
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549

Re: China Fortune Acquisition Corp.
Registration Statement on Form F-1
Filed October 4, 2006
File No. 333.137797

Dear Ms. Anderson:

On behalf of China Fortune Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 1, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to William Bennett.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.
We note that contemporaneously with this offering, you intend to privately place the insider units in reliance on Section 4(2) of the Securities Act. We also note from the cover page of the prospectus that you are registering the insider units for resale on this registration statement. Nevertheless, since Mr. Yu has agreed not to sell or transfer the insider units until after you have completed a business combination, it appears that it is inappropriate and premature to register the insider units for resale on this registration statement at this time. Furthermore, because you are relying on an exemption from registering the offer and sale of the insider units, the issuance of any derivative securities in connection with the insider units must also be completed privately. Please revise your disclosure to remove from registration the privately-placed securities and the securities underlying them. See Section VIII.A.9 of the November 14, 2000 Current Issues and Rulemaking Projects outline.

Ms. Michele Anderson
Securities and Exchange Commission
November 14, 2006

Although the insider units are not saleable by Mr. Yu until after the consummation of a business combination, there is no prohibition or rule restricting the ability to include such securities on the Registration Statement. While it is unlikely that Mr. Yu would ever use this form of prospectus to offer any of the insider units or underlying securities for resale, this does not restrict the Company’s ability to register the resale of such securities at this time.

Section VIII.A.9 of the November 14, 2000 Current Issues and Rulemaking Projects outline addresses the potential registration of the issuance of securities. Here, the issuances of the derivative securities in connection with the insider units would be done privately. The Company is only registering the subsequent resale of the insider units and underlying securities. We therefore believe such section is inapplicable.

Finally, we respectfully point the Staff to similar disclosure contained in other blank check company initial public offering prospectuses, which disclosure is consistent with the Company’s disclosure (e.g., see Rhapsody Acquisition Corp., SEC File No. 333-134694).

Accordingly, we respectfully do not believe any revision to the prospectus is necessary at this time.

2.
Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

We supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the NASD “no-objection” letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

3.
Currently, you identify Mr. Yu as the agent for service and provide his address in Shanghai. Please disclose the name and address of the company's agent in the United States who is authorized to receive notice. Refer to Schedule A to the Securities Act of 1933.

Ms. Michele Anderson
Securities and Exchange Commission
November 14, 2006

We have revised the Registration Statement to disclose that Aidan Stretch, one of the Company’s directors located in the United States, is authorized to receive notice.

Prospectus Summary, page 1

4.
Please explain how “fair market value” will be measured. For example, clarify whether you will employ an investment banking firm to provide its independent valuation of the to-be-acquired business or use the negotiated purchase price of the target business. In addition, we note from the expanded disclosure on page 39 that the board and, if necessary, an independent valuation expert will have a good deal of discretion in determining the fair market value of an acquisition candidate. As a result, please consider drafting a risk factor disclosing the uncertainty that arises from the use of the term “fair market value.” For example, the risk factor should address the risk that the board or valuation expert may rely heavily upon assumptions about the future growth and financial prospects of the target, rather than its historical results of operations, in determining the fair market value.

We have revised the disclosure in the “Prospectus Summary” and added a new risk factor titled “We may not adequately assess the fair market value of a target business that we seek to acquire.” to address the Staff’s comments.

The Offering, page 3

5.
Clarify under “Limited payments to insiders” on page six that there is no limit on the amount of out-of-pocket expenses that might be incurred by your existing shareholders, officers, directors, advisors or their affiliates in connection with identifying and investigating possible business targets and business combinations. Also briefly state that these payments to insiders will be made with the net proceeds of this offering not held in the trust account.

We have revised the disclosure in the Registration Statement as requested.

6.
We note under “Memorandum and articles of association” on page six that in connection with any proposed business combination submitted for shareholder approval, you will also submit to shareholders a proposal to amend your memorandum and articles to provide for your perpetual existence. Please clarify, if true, that any proposal to provide for your perpetual existence will be contingent upon shareholder approval of a business combination, such that failure to approve a business combination will also defeat any proposal providing for perpetual existence.

We have revised the disclosure in the Registration Statement as requested.

7.
You state under “Memorandum and articles of association” on page six that there are certain provisions of your articles that may not be amended prior to consummation of a business combination, “[a]s discussed below.” It does not appear that all such provisions are discussed other than to disclose that they are contained in sections 167 through 171 of your memorandum and articles, which have yet to be filed. With a view towards enhancing investor understanding of the material terms of your articles that cannot be amended, please consider listing each provision.

Ms. Michele Anderson
Securities and Exchange Commission
November 14, 2006

Sections 167 through 171 generally relate to the procedures required to approve a business combination, how shareholders can seek conversion rights and what occurs upon the Company’s liquidation. These sections are described in detail in the “Prospectus Summary” under the captions “Shareholders must approve business combination,” “Conversion rights for shareholders voting to reject a business combination” and “Liquidation if no business combination.” Furthermore, we have filed the Memorandum and Articles of Association with Amendment No. 1. Accordingly, we respectfully believe that the provisions are adequately described and we have not revised the disclosure in response to this comment.

8.
You state under “Conversion rights for shareholders voting to reject a business combination” on page seven that public holders voting against a business combination will be entitled to a pro rata share of the trust account “less any amount distributed” to you. What amounts are you planning to distribute to, yourself? Also revise to disclose the estimated amount per share payable to stockholders upon conversion.

We have removed the reference to the Company distributing amounts from the trust fund to itself. No funds will be removed from the trust fund prior to the consummation of a business combination. We have further revised the disclosure in the Registration Statement to disclose the initial per-share amount payable to shareholders upon conversion.

Risk Factors, page 11

9.
Include an additional risk factor highlighting the fact that as the company gets closer to the 24-month deadline for consummating an acquisition, it may lose leverage in negotiating the terms of an acquisition since the counterpart will know that the company has a firm deadline for completing the acquisition that cannot be extended.

We have added disclosure to the risk factor titled “Because of our limited resources and structure, we may not be able to consummate an attractive business combination.” on page 17 of the Registration Statement to address the Staff’s comment.

Our ability to successfully effect a business combination..., page 15

10.
Disclosure in this risk factor suggests that your key personnel “may remain” with the target business. Risk factor disclosure on page 27 (“If our management following a business combination…”) indicates that your management “will likely resign” from their positions following a business combination. Please reconcile.

Ms. Michele Anderson
Securities and Exchange Commission
November 14, 2006

We respectfully believe that above-referenced disclosure is accurate as currently drafted. While it is likely that the Company’s current management will resign in connection with the consummation of a business combination, it is possible that this will not occur and that some or all of management will remain with the Company at that time. Accordingly, both risk factors are consistent. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

All of our officers and directors own ordinary shares..., page 16

11.	The heading states that Bo Yu is purchasing “warrants” simultaneously with the consummation of the offering. Please revise to state that he is purchasing “insider units.”

We have revised the caption of the heading of the above-referenced risk factor as requested.

12.
We refer you to the three risk factors on pages 22-24 related to the merger and acquisition regulations. Please revise the narrative under each of these captions to clarify the potential adverse consequences if either a) the regulations do apply to a proposed transaction and you comply with them as required, or b) you fail to apply with applicable regulations. In this regard, please also clarify how and when you intend to determine whether the merger and acquisition regulations apply to a proposed transaction.

We have revised the disclosure in the Registration Statement as requested.

Because the September 8 2006 PRC merger and acquisition regulations permit the government agencies....” page 23

13.	Please clarify what you mean by “Chinese authorities have been unhappy” with offshore flips.

We have revised the disclosure in the Registration Statement as requested.

The PRC merger and acquisition regulations of September 8, 2006..., page 23

14.
The last two paragraphs surrounding the uncertainty and ambiguity of, the new PRC merger and acquisitions regulations relate to risks that are distinct from the heading. Please discuss these risks under a separate heading.

We have revised the disclosure in the Registration Statement as requested.

Ms. Michele Anderson
Securities and Exchange Commission
November 14, 2006

Dilution, page 32

15.	Quantify the effect on dilution as a result of the exercise of the underwriter's over-allotment option.

We indicate in the “Prospectus Summary” that, unless otherwise indicated, the information in the prospectus assumes that the representative of the underwriters will not exercise its over-allotment option. Accordingly, it does not appear necessary to provide the requested information. Furthermore, the issuance of the securities pursuant to the over-allotment option would be anti-dilutive. We therefore respectfully do not believe the requested revision is necessary.

Selection of a target business and structuring of a business combination, page 38

16.
We note your statement concluding the second paragraph that with respect to any prospective business target refusing to execute waiver agreements regarding monies held in the trust account, you “believe [you] would cease negotiations with such target business.” Please revise to clarify, if true, that you may, in fact, pursue such targets despite their refusal to execute such agreements and under what circumstances you would elect to do so.

We have revised the disclosure to indicate that the Company will cease negotiations with any target business that refuses to execute the waiver agreements.

Conversion Rights, page 41

17.
You state that it is your “understanding and intention” to structure and consummate a business combination transaction so long as no more than 19.99% of your public stockholders exercise their conversion rights. Disclose whether or not you nevertheless have the ability to lower this threshold and under what circumstances you would do so.

We have revised the disclosure in the Registration Statement to indicate that the Company does not have the ability to lower the above-referenced threshold.

Management, page 47

18.	Where appropriate, please disclose the business of Cathay Fortune Corp. under your officers and directors' business experience.

We have revised the disclosure in the Registration Statement to indicate that Cathay Fortune Corp. is a private equity firm.

19.	Please provide the full name for each of your officers and directors.

The full name of each officer and director is correctly indicated in the chart set forth in the “Management” section. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Ms. Michele Anderson
Securities and Exchange Commission
November 14, 2006

Principal Shareholders, page 50

20.	State the number and percentage of shares held by U.S. holders of record.

We have revised the disclosure to indicate the number and percentage of shares held by U.S. holders of record.

Warrants, page 55

21.
Disclose the extent to which management can modify the conditions to redemption as listed in the bullets on page 55. Aside from the redemption conditions, disclose the factors that management may consider in determining whether and when to call the warrants for redemption.

We have revised the disclosure in the Registration Statement to indicate that the Company cannot modify the conditions to redemption and to indicate the factors that management may consider in determining whether and when to call the warrants for redemption.

Taxation, page 61

22.	To the extent possible, please avoid using the terms “generally” or “in general.” A tax discussion should be phrased as definitively as possible.

The taxation discussion was prepared as definitively as possible. The phrases “generally” or “in general” were used only when it would have been too confusing to go into greater detail with respect to specific situations. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Part II

Item 8.	Exhibits and Financial Statement Schedules

23.	The legality opinion filed as exhibit 5.1 does not opine on the laws of the Cayman Islands. An opinion by foreign counsel or US counsel that is competent to opine on the applicable law must be filed.

An opinion of Maples and Calder has been filed as Exhibit 5.1 with Amendment No. 1 opining on the laws of the Cayman Islands. The opinion of Graubard Miller previously filed as Exhibit 5.1 has been removed.

24.
Please advise as to the scope and the applicability of the limitation that the warrants are binding obligations except “to the extent indemnification provisions contained [in] such documents, if any, may be limited by applicable federal or state law and consideration of public policy.” We may have further comments after reviewing your response.

In response to comment 23, the opinion of Graubard Miller has been removed. Accordingly, this comment is no longer applicable.

Ms. Michele Anderson
Securities and Exchange Commission
November 14, 2006

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Bo Yu
David M. Nussbaum
Steven Levine
Robert J. Mittman, Esq.